UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File 001 - 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that the recommendations of the IDC pertaining to the aforesaid open offer was published in the Financial Express (English - All editions), The Free Press Journal (English – Mumbai), Economic Times (English – All Editions), Business Standard (English – All Editions), Jansatta (Hindi - All editions), and Navshakti (Marathi – Mumbai edition) on March 18, 2021, in accordance with regulation 26(7) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“SEBI (SAST) Regulations”).

As required under the SEBI (SAST) Regulations, we hereby enclose a copy of the recommendation of the IDC as Exhibit 99.1

Exhibit 99.1:	Recommendation of the IDC

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer